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                             June 13, 2023

       Qiwei Miao
       Chief Executive Officer
       EShallGo Inc.
       12F Block 16, No.1000 Jinhai Road
       Pudong New District
       Shanghai, China 201206

                                                        Re: EShallGo Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 25, 2023
                                                            File No. 333-271478

       Dear Qiwei Miao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 11, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1 filed May 25, 2023

       The completion of filing procedure with the CSRC will be required in connection with this offering, ..., page 61

   1. We note your revisions and written response to our comment 1. In regard to your disclosure on page 61,
it both states, "[o]ur PRC counsel, Beijing Docvit Law Firm, has advised us based on
their understanding of the current PRC laws, rules and regulations
                                                        that the CSRC   s prior
approval is not required for the listing and trading of our ordinary shares on Nasdaq in the
context of this offering" and "[o]ur PRC counsel, Beijing Docvit
                                                        Law Firm, has advised
us that as of the date of this prospectus, except for the filing procedure with the CSRC
per requirement of the Trial Measures, no relevant PRC laws or
 Qiwei Miao
EShallGo Inc.
June 13, 2023
Page 2
         regulations in effect require that [you] obtain approval or permissions from any PRC authorities." These statements appear to continue to conflict. Please revise or advise.
Notes to Condensed Consolidated Financial Statements (Unaudited)
Note 2 - Summary of Significant Accounting Policies
Reclassifications, page F-18

2. We note your response to comment 9. Please expand your reclassifications disclosure to explain the reclassification adjustments made. Refer to ASC
205-10-50-1.
       You may contact Suying Li at 202-551-3335 or Linda Cvrkel at 202-551-3818 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameQiwei Miao                                   Sincerely,
Comapany NameEShallGo Inc.
                                                               Division of
Corporation Finance
June 13, 2023 Page 2                                           Office of Trade
& Services
FirstName LastName